Exhibit 99.1

NIO Inc.

2026 Share Incentive Plan

(Adopted by the Board of Directors of NIO Inc. (the “Company”) on March 6, 2026)

1.            Purposes of the Plan. The purpose of this Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected Employees, Directors, and Consultants and to promote the success of the Company’s business by offering these individuals an opportunity to acquire a proprietary interest in the success of the Company or to increase this interest, by permitting them to acquire Shares of the Company or granting Options to purchase Shares of the Company. The Plan provides for the grant of Options to purchase Shares or the award of Restricted Share Units or other types of award approved by the Administrator. Options granted under the Plan may be Incentive Stock Options or Non-statutory Stock Options, as determined by the Administrator at the time of grant.

2.            Definitions. For the purposes of this Plan, unless the context otherwise requires, the following terms shall have the following meanings:

(a)          “Administrator” means the Board or any of its Committees as shall be administering the Plan in accordance with Section 4 hereof.

(b)          “Applicable Law” means any applicable legal requirements relating to the administration of and the issuance of securities under equity securities-based compensation plans, including, without limitation, the requirements of laws of the state securities laws, U.S. federal law, the Code, and the requirements of any stock exchange or quotation system upon which the Shares may then be listed or quoted and the applicable laws of any other country or jurisdiction where Awards are granted under the Plan. For all purposes of this Plan, references to statutes and regulations shall be deemed to include any successor statutes or regulations, to the extent reasonably appropriate as determined by the Administrator.

(c)          “Award” means Options, Restricted Share Units or other types of award approved by the Administrator and granted to an Awardee pursuant to this Plan.

(d)          “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

(e)          “Awardee” means a recipient of an Award.

(f)           “Board” means the Board of Directors of the Company.

(g)          “Cause” means, as determined by the Administrator and unless otherwise provided in an applicable agreement with the Company or a Subsidiary, the Service Provider (i) is proved to be incompetent during the probationary period, (ii) is in material breach of the rules and regulations of the Group Companies (including without limitation labor discipline) (for avoidance of doubt, commercial bribery and bribery shall be regarded as material breaches of rules and regulations in any event), (iii) commits serious dereliction of duty or malpractice, which causes material damages to the Group Companies, (iv) comes into employment relationship with other employer at the same time, which has material negative effects on the completion of his/her work at the Group Companies, or refuses to make correction as required by the Group Companies; (v) uses such means as fraud, coercion or taking advantage of the unfavorable position of the Group Companies to have the Group Companies execute or modify the employment contract against its true intention, which renders such employment contract invalid, or (vi) is prosecuted.

(h)          “Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

(i)           “Committee” means a committee of Directors appointed by the Board in accordance with Section 4 hereof.

(j)           “Company” means NIO Inc., a company organized under the laws of the Cayman Islands, or any successor corporation thereto.

(k)          “Consultant” means any natural person who is engaged by the Company, or any Parent, Subsidiary or variable interest entity whose financial statements are intended to be consolidated with the Company, any Parent or Subsidiary to render consulting or advisory services to such entity and who is compensated for the services; provided that the term “Consultant,” does not include (i) Employees or (ii) securities promoters.

(l)           “Corporate Transaction” unless otherwise defined in an Award Agreement, means any of the following transactions, provided, however, that the Administrator shall determine under (iv) and (v) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(i)            an amalgamation, arrangement or consolidation or scheme of arrangement (a) in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated or (b) following which the holders of the voting securities of the Company do not continue to hold more than 50% of the combined voting power of the voting securities of the surviving entity;

(ii)           the consummation of the sale, transfer or other disposition of all or substantially all of the Company’s assets;

(iii)          the complete liquidation or dissolution of the Company;

(iv)          any reverse takeover or series of related transactions culminating in a reverse takeover (including, but not limited to, a tender offer followed by a reverse takeover) in which the Company is the surviving entity but (a) the Company’s equity securities outstanding immediately prior to such takeover are converted or exchanged by virtue of the takeover into other property, whether in the form of securities, cash or otherwise, or (b) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such takeover or the initial transaction culminating in such takeover, but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction; or

(v)           acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

(m)         “Date of Grant” means the date an Award is granted to an Awardee in accordance with Section 13 hereof.

(n)          “Director” means a member of the Board or board of directors of any Parent or Subsidiary.

(o)          “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code.

(p)          “Employee” means any person, including officers and Directors, employed by the Company, any Parent or Subsidiary. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or any Parent or Subsidiary, including sick leave, military leave, or any other personal leave, or (ii) transfers between locations of the Company or between the Company or any Parent or Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 91st day of such leave, any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Non-statutory Stock Option. Neither service as a Director nor payment of a director’s fee by the Company or any Parent or Subsidiary shall be sufficient to constitute “employment” by the Company or any Parent or Subsidiary.

(q)          “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(r)           “Exercise Price” means the amount for which one Share may be purchased upon exercise of an Option, as specified by the Administrator in the applicable Option Agreement in accordance with Section 6(d) hereof.

(s)          “Fair Market Value” means, as of any date, the value of the Shares determined as follows:

(i)            if the Shares are listed on any established stock exchange or a national market system, including, without limitation, The New York Stock Exchange, The Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market, Hong Kong Stock Exchange, Singapore Exchange Securities Trading Limited and the London Stock Exchange (Main Listing or Alternative Investment Market), the Fair Market Value shall be the closing sales price for the Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination fixed by the Administrator, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)           if the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean of the high bid and low asked prices for the Shares on the day of determination fixed by the Administrator, as reported in The Wall Street Journal or any other source as the Administrator deems reliable; or

(iii)          in the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Administrator in accordance with Applicable Law.

(t)           “Group Companies” means the Company, NIO Inc., and / or any of their Subsidiary.

(u)          “Hong Kong Listing Rules” means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time.

(v)          “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, as designated in the applicable Option Agreement.

(w)          “Non-statutory Stock Option” means an Option not intended to qualify as an Incentive Stock Option, as designated in the applicable Option Agreement, or an Incentive Stock Option that does not so qualify.

(x)           “Option” means an option to purchase Shares that is granted pursuant to the Plan in accordance with Section 6 hereof.

(y)          “Option Agreement” means a written or electronic agreement between the Company and an Optionee, the form(s) of which shall be approved from time to time by the Administrator, evidencing the terms and conditions of an individual Option granted under the Plan, and includes any documents attached to or incorporated into the Option Agreement, including, but not limited to, a notice of option grant and a form of exercise notice. The Option Agreement shall be subject to the terms and conditions of the Plan.

(z)           “Optioned Shares” means the Shares subject to an Option.

(aa)        “Optionee” means the holder of an outstanding Option granted under the Plan.

(bb)        “Parent” means a “parent corporation” with respect to the Company, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(cc)        “Plan” means this 2026 Share Incentive Plan, as amended from time to time.

(dd)        “PRC” means the People’s Republic of China, which, for the purpose of this Plan, shall exclude Hong Kong Special Administrative Region of the PRC, Macau Special Administrative Region of the PRC and Taiwan.

(ee)        “Qualified Former Employee” means any former employee of the Company or any Parent or Subsidiary who is eligible for the grant of Awards as approved by the Administrator.

(ff)          “Restricted Share Unit” means the right to receive a Share at a future date that is granted pursuant to the Plan in accordance with Section 7 hereof.

(gg)        “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(hh)        “Service Provider” means an Employee, Director, or Consultant.

(ii)          “Share” means an Class A Ordinary Share of the Company, as adjusted in accordance with Section 12 hereof.

(jj)          “Shareholders Agreement” means any agreement between an Awardee and the Company or members of the Company or both.

(kk)        “Singapore Listing Manual” means the listing manual of Singapore Exchange Securities Trading Limited, as amended, modified or supplemented from time to time.

(ll)          “Subsidiary” means a “subsidiary corporation” with respect to the Company, whether now or hereafter existing, as defined in Section 424(f) of the Code. For purposes of the Plan, any “variable interest entity” that is consolidated into the consolidated financial statements of the Company under applicable accounting principles or standards as may apply to the consolidated financial statements of the Company shall be deemed a Subsidiary.

(mm)      “Ten Percent Owner” means a Service Provider who owns more than 10% of the total combined voting power of all classes of outstanding securities of the Company or any Parent or Subsidiary.

(nn)        “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

3.            Shares Subject to the Plan.

(a)          Basic Limitation. Subject to the provisions of Section 12 hereof, the maximum aggregate number of Shares that may be issued under the Plan shall be 248,454,460 Shares.

(b)          Additional Shares. If an Award expires, becomes unexercisable, or is cancelled, forfeited, or otherwise terminated without having been exercised, vested or settled in full, as the case may be, the Shares allocable to the unexercised or unvested portion of the Award shall again become available for future grant or sale under the Plan (unless the Plan has terminated). Shares that actually have been issued under the Plan, upon exercise of an Option or vesting of a Restricted Share Unit, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that in the event that Shares issued under the Plan are reacquired by the Company pursuant to any forfeiture provision, right of repurchase or redemption, or are retained by the Company upon the exercise of or purchase of Shares under an Award in order to satisfy the Exercise Price for the Award or any withholding taxes due with respect to the exercise or purchase, such Shares shall again become available for future grant under the Plan.

4.            Administration of the Plan.

(a)          Administrator. The Plan shall be administered by the Board or a Committee appointed by the Board. Any Committee of the Board shall be constituted to comply with Applicable Law.

(b)          Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority in its discretion:

(i)            to determine the Fair Market Value, in accordance with Section 2(s) hereof;

(ii)           to select the Awardees to whom Awards may from time to time be granted hereunder;

(iii)          to determine the number of Shares to be covered by each Award granted hereunder;

(iv)          to approve and update the form(s) of agreement for use under the Plan;

(v)           to determine the terms and conditions of any Award granted hereunder including, but not limited to, the Exercise Price, the time or times when Options may be exercised (which may be based on performance or other criteria as the Administrator may deem necessary or advisable), the time or times when repurchase or redemption rights shall lapse, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi)          to implement a program where (A) outstanding Awards are surrendered or cancelled in exchange for Awards of the same type (which may have lower Exercise Price and different terms), Awards of a different type, or cash, or (B) the Exercise Price of an outstanding Award is reduced, based in each case on terms and conditions determined by the Administrator in its sole discretion;

(vii)         to prescribe, amend, and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable laws of jurisdictions other than the United States;

(viii)       to allow Awardees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued under an Award that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Awardees to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(ix)          to modify or amend each Award (subject to Section 17 hereof and Awardee's consent if the modification or amendment is to the Awardee’s detriment);

(x)            to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan; and

(xi)          to make any other determination and take any other action that the Administrator deems necessary or desirable for the administration of the Plan.

(c)          Delegation of Authority to Officers. Subject to Applicable Law, the Administrator may delegate limited authority to specified officers of the Company to execute on behalf of the Company any instrument required to effect an Award previously granted by the Administrator.

(d)          Effect of Administrator’s Decision. All decisions, determinations, and interpretations of the Administrator shall be final and binding on all Awardees.

5.            Eligibility.

(a)            General Rule. Only Service Providers, or trusts or companies established in connection with any employee benefit plan of the Company (including the Plan) for the benefit of a Service Provider, or Qualified Former Employees, shall be eligible for the grant of Awards. Incentive Stock Options may be granted to Employees only.

(b)          Members with Ten-Percent Holdings. A Ten Percent Owner shall not be eligible for the grant of an Incentive Stock Option unless (i) the Exercise Price is at least 110% of the Fair Market Value on the Date of Grant, and (ii) the Incentive Stock Option by its terms is not exercisable after the expiration of five (5) years from the Date of Grant. For purposes of this Section 5(b), in determining ownership of securities, the attribution rules of Section 424(d) of the Code shall apply.

(c)          Jurisdictions. In order to assure the viability of Awards granted to Awardees employed in various jurisdictions, the Administrator may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Awardees resides or is employed. Moreover, the Administrator may approve such supplements to, or amendments, restatements or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements or alternative versions shall increase the share limitations contained in Section 3(a) hereof. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Law.

6.            Terms and Conditions of Options.

(a)          Option Agreement. Each grant of an Option under the Plan shall be evidenced by an Option Agreement between the Optionee and the Company. Each Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan and that the Administrator deems appropriate for inclusion in an Option Agreement. The provisions of the various Option Agreements entered into under the Plan need not be identical.

(b)          Type of Option. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Non-statutory Stock Option. However, notwithstanding a designation of an Option as an Incentive Stock Option, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by an Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds US$100,000, such Options shall be treated as Non-statutory Stock Options. For purposes of this Section 6(b), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the Date of Grant.

(c)          Number of Shares. Each Option Agreement shall specify the number of Shares that are subject to the Option and shall provide for the adjustment of such number in accordance with Section 12 hereof.

(d)          Exercise Price. Each Option Agreement shall specify the Exercise Price. The Exercise Price of an Incentive Stock Option shall not be less than 100% of the Fair Market Value on the Date of Grant, and a higher percentage may be required by Section 5(b) hereof. Subject to the preceding sentence, the Exercise Price of any Option shall be determined by the Administrator in its sole discretion. For the avoidance of doubt, to the extent not prohibited by applicable laws or any exchange rule, a downward adjustment of the exercise prices of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the affected Awardees. The Exercise Price shall be payable in accordance with Section 9 hereof and the applicable Option Agreement. Notwithstanding anything to the contrary in the foregoing or in Section 5(b), in the event of a transaction described in Section 424(a) of the Code, then, consistent with Section 424(a) of the Code, Incentive Stock Options may be issued at an Exercise Price other than as required by the foregoing and Section 5(b).

(e)          Term of Option. The Option Agreement shall specify the term of the Option; provided, however, that the term shall not exceed twelve (12) years from the Date of Grant, and a shorter term may be required by Section 5(b) hereof. Subject to the preceding sentence, the Administrator in its sole discretion shall determine when an Option is to expire.

(f)           Exercisability. Each Option Agreement shall specify the date when all or any installment of the Option is to become exercisable. The exercisability provisions of any Option Agreement shall be determined by the Administrator in its sole discretion. Unless otherwise set forth in the Option Agreement or as determined by the Administrator, no Option shall become exercisable unless and until (i) such Option has been fully vested according to the vesting terms provided under the Option Agreement, and (ii) all applicable legal requirements with respect to the exercise of Options, including without limitation the filing requirements of the State Administration of Foreign Exchange of the PRC, shall have been fully performed and complied with by the applicable Awardee.

(g)          Exercise Procedure. Any Option granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as may be determined by the Administrator and as set forth in the Option Agreement; provided, however, that an Option shall not be exercised for a fraction of a Share.

(i)            An Option shall be deemed exercised when the Company receives (A) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, (B) full payment for the Shares with respect to which the Option is exercised, and (C) all representations, indemnifications, and documents reasonably requested by the Administrator including, without limitation, any Shareholders Agreement. Full payment may consist of any consideration and method of payment authorized by the Administrator in accordance with Section 9 hereof and permitted by the Option Agreement.

(ii)           Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Subject to the provisions of Sections 8, 9, 14, and 15, the Company shall issue (or cause to be issued) certificates evidencing the issued Shares promptly after the Option is exercised. Notwithstanding the foregoing, the Administrator in its discretion may require the Company to retain possession of any certificate evidencing Shares acquired upon the exercise of an Option, if those Shares remain subject to repurchase or redemption under the provisions of the Option Agreement, any Shareholders Agreement, or any other agreement between the Company and the Awardee, or if those Shares are collateral for a loan or obligation due to the Company.

(iii)          For purpose of the Plan (in accordance with Section 3(b), exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, by the number of Shares as to which the Option is exercised.

(h)          Termination of Service (other than by death).

(i)            If an Optionee ceases to be a Service Provider for any reason other than because of death, then the Optionee’s Options shall expire on the earliest of the following occasions:

(A)            The expiration date determined by Section 6(e) hereof;

(B)            The day on which the Optionee's relationship as a Service Provider is terminated for Cause;

(C)            The date of termination of the Optionee’s relationship as a Service Provider for the following reasons other than for Cause.

(1) The resignation of the Optionee with the consent of the Group Companies results in the termination of his/her employment contract, (2) the Optionee does not apply to renew his/her employment contract and leaves the Group Companies upon the expiration of his/her employment contract, (3) the employment contract of the Optionee is rescinded by the Group Companies for any of the following circumstances on the part of the Optionee (i.e., the circumstances stipulated in Article 40 of the Labor Contract Law of the People's Republic of China): (x) the Optionee is sick or suffers from work-related injury and is unable to resume his/her original work or engage in other work otherwise arranged by the Group Companies upon the completion of the specified medical treatment period, (y) the Optionee is incompetent in his/her work and fails to be competent in his/her work even after training or an adjustment of post, and (z) the objective conditions based on which the employment contract was signed between the Optionee and the Group Companies have undergone material changes, which results in the impossibility to perform such employment contract, and the parties fail to reach an agreement in respect of modification to such labor contract through negotiation.

(ii)           Following the termination of the Optionee’s relationship as a Service Provider for reasons set forth in Section 6(h)(i), such Optionee may (a) exercise all or part of such Optionee’s Option at any time before the expiration of the Option as set forth in Section 6(h)(i) hereof, but only to the extent that the Option was vested and exercisable as of the date of termination of such Optionee’s relationship as a Service Provider (or became vested and exercisable as a result of the termination), and subject to the provisions under Section 6(f); and (b) the balance of the Shares subject to the Option shall be forfeited on the date of termination of the Optionee’s relationship as a Service Provider, in the event such Optionee has prepaid any Exercise Price for such Optioned Shares, the Company shall or shall designate any other Group Company to repay to such Optionee such Exercise Price.

(iii)          For the avoidance of any doubt, Sections 6(h)(i) and 6(h)(ii) shall not apply to Qualified Former Employees.

(i)           Leave of Absence. Unless otherwise determined by the Administrator, for purposes of this Section 6, the service of an Optionee as a Service Provider shall be deemed to continue while the Optionee is on a bona fide leave of absence, if such leave was approved by the Company in writing. Unless otherwise determined by the Administrator and subject to Applicable Law, vesting of an Option shall be suspended during any unpaid leave of absence or unreasonable leave of absence as determined by the Administrator.

(j)           Death of Optionee.

(i)            If an Optionee dies or was declared dead, then the Optionee’s Option shall expire on the expiration date determined by Section 6(e) hereof

(ii)           If an Optionee dies or was declared dead, all or part of the Optionee’s Option may be exercised at any time before the expiration of the Option as set forth in Section 6(j)(i) hereof by the executors or administrators of the Optionee’s estate or by any person who has acquired the Option directly from the Optionee by beneficiary designation, bequest, or inheritance, but only to the extent that the Option was vested and exercisable as of the date of the Optionee’s death or had become vested and exercisable as a result of the death. The balance of the Shares subject to the Option shall be forfeited upon the Optionee’s death. Any Optioned Shares subject to the portion of the Option that are vested as of the Optionee’s death but that are not purchased prior to the expiration of the Option pursuant to this Section 6(j) shall be forfeited immediately following the Option’s expiration.

(k)          Special Adjustment

(i)            If the Optionee or his/her affiliate violates the non-compete obligation with the Group Companies (including that the Optionee or his/her affiliate engages in business competing with the Group Companies through the enterprise he/she invests in), then (A) the unexercised Option held by the Optionee (including the Option that has been or has not been vested) shall expire upon receipt of a written notice from the Group Companies. If the Optionee has prepaid the Exercise Price for such expired Option, the Company shall by itself or cause other Group Companies to repay such prepaid Exercise Price; (B) if the Optionee holds any Optioned Shares at the time, the Optionee shall, within ten (10) business days upon his/her receipt of the written notice from the Company, sell the Optioned Shares to the Company or a third party designated by the Company at the Exercise Price of such Optioned Shares. For the purpose of this Section, “affiliate” means the spouse and lineal descendants (whether with blood relationship or adoptive relationship) of a natural person and any trust created and maintained solely for the benefits of such person, his/her spouse, parents or children. In addition, the Optionee shall pay the Group Companies or the designated person of the Group Companies liquidated damages if he/she breaches the non-compete obligation, which liquidated damages shall be calculated as follows: the compensation for non-compete already paid to such Optionee by the Group Companies × 2 + the annual income of such Optionee for the year immediately prior to his/her resignation (before tax) × 10. If the Optionee signs a separate non-compete agreement with the Group Companies, and the liquidated damages for breach of non-compete obligation agreed therein is higher than those of this clause, then the liquidated damages payable by the Optionee to the Group Companies shall be subject to those provided by such non-compete agreement.

(ii)           If the Optionee discloses the trade secrets of the Group Companies, or conducts related party transactions with the Group Companies and damages the benefits of the Group Companies, then (A) the unexercised Option held by the Optionee (including the Option that has been or has not been vested) shall expire upon receipt of the written notice from the Group Companies. If the Optionee has prepaid the Exercise Price for such expired Option, the Company shall by itself or cause other Group Companies to repay such prepaid Exercise Price; (B) if the Optionee holds any Optioned Shares at the time, the Optionee shall, within ten (10) business days upon his/her receipt of the written notice from the Company, sell the Optioned Shares to the Company or a third party designated by the Company at the Exercise Price of such Optioned Shares. In respect of any loss caused due to the disclosure of the trade secrets of the Group Companies by the Optionee or the conduct of related party transactions by the Optionee with the Group Companies, the Optionee shall make compensation to the Group Companies.

(iii)          Default. Under any circumstance provided in Section 6(k)(i) or Section 6(k)(ii), the Optionee shall cooperate with the Company to complete the repurchase of his/her Optioned Shares in accordance with Section 6(k)(i) or Section 6(k)(ii), as the case may be, by the Company. If the repurchase is not completed within the stipulated time limit for the reason of the Optionee, the Optionee shall be deemed in material breach and shall pay the Company or any other Group Company designated by the Company liquidated damages equivalent to 0.05% of Fair Market Value of the Optioned Shares held by such Optionee on the date of repurchase notice for each day of delay.

(iv)          For the avoidance of any doubt, Sections 6(k)(i) shall not apply to Qualified Former Employees.

(l)           Restrictions on Transfer of Shares. Shares issued upon exercise of an Option shall be subject to such special forfeiture conditions, rights of repurchase or redemption, rights of first refusal, market stand-offs, and other transfer restrictions as the Administrator may determine. The restrictions described in the preceding sentence shall be set forth in the applicable Option Agreement and shall apply in addition to any restrictions that may apply to holders of Shares generally.

7.            Terms and Conditions of Restricted Share Units.

(a)          Grant of Restricted Share Units. The Administrator, at any time and from time to time, may grant Restricted Share Units to Service Providers as the Administrator, in its sole discretion, shall determine. The Administrator, in its sole discretion, shall determine the number of Restricted Share Units to be granted to each Service Provider.

(b)          Restricted Share Units Award Agreement. Each Award of Restricted Share Units shall be evidenced by an Award Agreement that shall specify any vesting conditions, the number of Restricted Share Units granted, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(c)          Form and Timing of Payment of Restricted Share Units. At the time of grant, the Administrator shall specify the date or condition on which the Restricted Share Units shall become fully vested and nonforfeitable. Upon vesting, the Administrator, in its sole discretion, may pay Restricted Share Units in the form of cash, Shares or a combination thereof.

(d)          Forfeiture/Repurchase. Except as otherwise determined by the Administrator at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Share Units that are at that time unvested shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Administrator may (a) provide in any Restricted Share Units Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Share Units will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Share Units.

8.            Withholding Taxes. As a condition to the exercise of an Option or the settlement of Restricted Share Units, the Awardee (or in the case of the Awardee’s death or in the event of a permissible transfer of Awards hereunder, the person exercising the Option or receiving Shares in settlement of the Restricted Share Units) shall make such arrangements as the Administrator may require for the satisfaction of any applicable withholding taxes arising in connection with the exercise of an Option or the settlement of Restricted Shares Units under the laws of any applicable jurisdictions including the Cayman Islands, the PRC, the U.S., Hong Kong, Singapore, the EU and any other jurisdictions. The Awardee (or in the case of the Awardee’s death or in the event of a permissible transfer of Awards hereunder, the person exercising the Option or receiving Shares in settlement of the Restricted Share Units) also shall make such arrangements as the Administrator may require for the satisfaction of any applicable British Virgin Islands, PRC, Hong Kong, U.S., the EU or non-Cayman Islands, non-PRC, non-Hong Kong, non-U.S. and non-EU withholding tax obligations that may arise in connection with the disposition of Shares acquired by exercising an Option or the settlement of Restricted Share Units. The Company shall not be required to issue any Shares under the Plan until the foregoing obligations are satisfied. Without limiting the generality of the foregoing, upon the exercise of the Option, settlement of Restricted Share Units, or other delivery of Shares under an Award, the Company shall have the right to withhold taxes from any compensation or other amounts that the Company may owe to the Awardee, or to require the Awardee to pay to the Company the amount of any taxes that the Company may be required to withhold with respect to the Shares issued to the Awardee. Without limiting the generality of the foregoing, the Administrator in its discretion may authorize the Awardee to satisfy all or part of any withholding tax liability by (i) having the Company withhold from the Shares that would otherwise be issued upon the exercise of an Option or settlement of Restricted Share Units that number of Shares having a Fair Market Value, as of the date the withholding tax liability arises, equal to the portion of the Company’s withholding tax liability to be so satisfied, (ii) delivering to the Company previously owned and unencumbered Shares having a Fair Market Value, as of the date the withholding tax liability arises, equal to the amount of the Company’s withholding tax liability to be so satisfied, (iii) paying over to the Company in cash the amount of tax withholding obligations, (iv) withholding from proceeds of the sale of Shares acquired pursuant to the exercise of an Option or settlement of Restricted Share Units either through a voluntary sale or through a mandatory sale arranged by the Company and the Awardee (as set forth in the applicable Award Agreement or otherwise) or (v) such other method as determined by the Company.

9.            Payment for Shares. The consideration to be paid for the Shares to be issued under the Plan (if any), including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined on the Date of Grant), subject to the provisions in this Section 9.

(a)          General Rule. The entire Exercise Price (as the case may be) for Shares issued under the Plan shall be payable in cash or cash equivalents at the time when the Shares are purchased, except as otherwise provided in this Section 9.

(b)          Surrender of Shares. To the extent that an Option Agreement so provides, all or any part of the Exercise Price may be paid by surrendering, or attesting to the ownership of, Shares that are already owned by the Awardee. These Shares shall be surrendered to the Company in good form for transfer and shall be valued at their Fair Market Value on the date the Option is exercised. The Awardee shall not surrender, or attest to the ownership of, Shares in payment of the Exercise Price if this action would subject the Company to adverse accounting consequences and is objected by the Company, as determined by the Administrator.

(c)          Services Rendered. At the discretion of the Administrator and to the extent so provided in the agreements, Shares may be awarded under the Plan in consideration of services rendered to the Company or any Parent or Subsidiary prior to the Award.

(d)          Exercise/Sale. At the discretion of the Administrator and to the extent an Option Agreement so provides, and if the Shares are publicly traded, payment may be made all or in part by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company in payment of all or part of the Exercise Price and any withholding taxes.

(e)           Exercise/Pledge. At the discretion of the Administrator and to the extent an Option Agreement so provides, and if the Shares are publicly traded, payment may be made all or in part by the delivery (on a form prescribed by the Company) of an irrevocable direction to pledge Shares to a securities broker or lender approved by the Company, as security for a loan, and to deliver all or part of the loan proceeds to the Company in payment of all or part of the Exercise Price and any withholding taxes.

(f)           Other Forms of Consideration. At the discretion of the Administrator and to the extent an Option Agreement so provides, all or a portion of the Exercise Price may be paid by any other form of consideration and method of payment to the extent permitted by Applicable Law.

10.          Non-transferability of Awards. Unless otherwise determined by the Administrator and so provided in this Plan, the applicable Option Agreement or Restricted Share Units Award Agreement (or be amended to provide), no Award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner (whether by operation of law or otherwise) other than (i) by inheritance or distribution by will or (except in the case of an Incentive Stock Option) pursuant to an effective civil judgment or ruling or (ii) by trusts or companies established in connection with any employee benefit plan of the Company (including the Plan) for the benefit of a Service Provider or Service Providers, in each case of (i) and (ii), subject to Applicable Law, and shall not be subject to execution, attachment, or similar process. In the event the Administrator in its sole discretion makes an Award transferable, only a Non-statutory Stock Option or a Restricted Share Unit may be transferred provided such Award is transferred without payment of consideration to members of the Awardee’s immediate family (as such term is defined in Rule 16a-1(e) of the Exchange Act) or to trusts or partnerships established exclusively for the benefit of the Awardee and the members of the Awardee’s immediate family, all as permitted by Applicable Law. Upon any attempt to pledge, assign, hypothecate, transfer, or otherwise dispose of any Award or of any right or privilege conferred by this Plan contrary to the provisions hereof, or upon the sale, levy or attachment or similar process upon the rights and privileges conferred by this Plan, such Award shall thereupon terminate and become null and void. Incentive Stock Options may be exercised during the lifetime of the Awardee only by the Awardee.

11.          Rights as a Member. Until the Shares actually are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to receive dividends or any other rights as a member shall exist with respect to the Shares, notwithstanding the exercise of the Award. No adjustment shall be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 12 of the Plan.

12.          Adjustment of Shares.

(a)          Changes in Capitalization. Subject to any required action by the members of the Company in accordance with Applicable Law, the class(es) and number and type of Shares that have been authorized for issuance under the Plan but as to which no Awards have yet been granted or that have been returned to the Plan upon cancellation or expiration of an Award, and the class(es), number, and type of Shares covered by each outstanding Award, as well as the price per Share covered by each outstanding Award, shall be proportionately adjusted for any increase, decrease, or change in the number or type of outstanding Shares or other securities of the Company or exchange of outstanding Shares or other securities of the Company into or for a different number or type of shares or other securities of the Company or successor entity, or for other property (including, without limitation, cash) or other change to the Shares resulting from a share split, reverse share split, share dividend, dividend in property other than cash, combination of shares, exchange of shares, consolidation, recapitalization, reincorporation, reorganization, change in corporate structure, reclassification, or other distribution of the Shares effected without receipt of consideration by the Company; provided, however, that the conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” The adjustment contemplated in this Section 12(a) shall be made by the Administrator, whose determination shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of equity securities of the Company of any class, or securities convertible into equity securities of the Company of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, type, or price of Shares subject to an Award. Where an adjustment under this Section 12(a) is made to an Incentive Stock Option, the adjustment shall be made in a manner that will not be considered a “modification” under the provisions of Section 424(h)(3) of the Code.

(b)          Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Awardee as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option until fifteen (15) days prior to the proposed dissolution or liquidation as to all of the Optioned Shares covered thereby, including Shares as to which the Option would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase or redemption option applicable to any Shares purchased upon exercise of an Option or Shares paid upon vesting of a Restricted Share Unit shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent any Options have not been previously exercised, and all Shares covered by an award of Restricted Share Units have not vested, such Awards will terminate immediately prior to the consummation of such proposed action.

(c)          Corporate Transactions. Unless the Option Agreement or Restricted Share Units Award Agreement or any other agreement between the Company and the Optionee provides otherwise, if the Administrator anticipates the occurrence, or upon the occurrence, of a Corporate Transaction, the Administrator may, in its sole discretion, provide for (i) any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Awardee the right to exercise the vested portion of such Awards during a period of time as the Administrator shall determine, or (ii) the purchase of any Awards for an amount of cash equal to the amount that could have been attained upon the exercise of such Awards (and, for the avoidance of doubt, if as of such date the Administrator determines in good faith that no amount would have been attained upon the exercise of such Awards, then such Awards may be terminated by the Company without payment), or (iii) the replacement of such Awards with other rights or property selected by the Administrator in its sole discretion or the assumption of or substitution of such Awards by the successor or surviving corporation, or a Parent or Subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices, or (iv) payment of such Awards in cash based on the value of Shares on the date of the Corporate Transaction plus reasonable interest on the Awards through the date as determined by the Administrator when such Awards would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

(d)          Outstanding Awards – Other Changes. In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Section 12, the Administrator may, in its absolute discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per Share grant of each Award, Exercise Price of each Option or vesting condition of each Restricted Share Unit as the Administrator may consider appropriate to prevent dilution or enlargement of rights.

(e)          Reservation of Rights. Except as provided in this Section 12 and in the applicable Option Agreement or Restricted Share Unit Agreement, an Awardee shall have no rights by reason of (i) any subdivision or consolidation of Shares or other securities of any class, (ii) the payment of any dividend, or (iii) any other increase or decrease in the number of Shares or other securities of any class. Any issuance by the Company of equity securities of any class, or securities convertible into equity securities of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price of Optioned Shares. The grant of an Option or a Restricted Share Unit shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, to merge or consolidate or to dissolve, liquidate, sell, or transfer all or any part of its business or assets.

13.          Date of Grant. The Date of Grant of an Award shall, for all purposes, be the date on which the applicable Option Agreement or Restricted Share Unit Agreement is duly executed and delivered by the Company and the applicable Awardee, or such other later date as is determined by the Administrator; provided, however, that the Date of Grant of an Incentive Stock Option shall be no earlier than the date on which the Service Provider becomes an Employee.

14.          Securities Law Requirements.

(a)          Legal Compliance. Notwithstanding any other provision of the Plan or any agreement entered into by the Company pursuant to the Plan, the Company shall not be obligated, and nor shall it have any liability for failure to deliver any Shares under the Plan unless the issuance and delivery of Shares comply with (or are exempt from) all Applicable Law, including, without limitation, the applicable securities laws in the PRC, and the Cayman Islands, the Securities Act, U.S. state securities laws and regulations, the Hong Kong Listing Rules, the Singapore Listing Manual and the regulations of any stock exchange or other securities market on which the Company’s securities may then be traded, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b)          Investment Representations. Shares delivered under the Plan shall be subject to transfer restrictions, and the person acquiring the Shares shall, as a condition to the exercise of an Option or the settlement of Restricted Share Units if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with Applicable Law, including, without limitation, the representation and warranty at the time of acquisition of Shares that the Shares are being acquired only for investment purposes and without any present intention to sell, transfer, or distribute the Shares.

15.          Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

16.          Approval by Board. The Plan shall be subject to approval by the Board. Such Board’s approval shall be obtained in the degree and manner required under Applicable Law.

17.          Duration and Amendment.

(a)          Term of Plan. The Plan shall become effective on March 6, 2026. Unless sooner terminated under Section 17(b) hereof, the Plan shall continue in effect for a term of twelve (12) years.

(b)          Amendment and Termination. The Administrator may at any time amend, alter, suspend, or terminate the Plan.

(c)          Approval by Members. The Board shall obtain approval of the members of this Plan or any Plan amendment to the extent necessary and desirable to comply with Applicable Law.

(d)          Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of the Plan shall materially and adversely impair the rights of any Awardee with respect to an outstanding Award, unless mutually agreed otherwise between the Awardee and the Administrator, which agreement must be in writing and signed by the Awardee and the Company. Termination of the Plan shall not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination. No Shares shall be issued or sold under the Plan after the termination thereof, except upon exercise or settlement of an Award granted prior to the termination of the Plan.

18.          Legending Share Certificates. In order to enforce any restrictions imposed upon Shares issued upon the exercise of Options or the settlement of Restricted Share Units, including, without limitations, the restrictions described in Sections 6(l), 7(d), and 14(b) hereof, the Administrator may cause a legend or legends to be placed on any share certificates representing the Shares, which legend or legends shall make appropriate reference to the restrictions, including, without limitation, a restriction against sale of the Shares for any period as may be required by Applicable Law.

19.            Clawback Policy or Requirement. To the extent required by Applicable Law or stock exchange listing standards, or as otherwise determined by the Company, any Award granted, vested or paid under the Plan shall be subject to the terms and conditions of any clawback policy or requirement of the Company, which may provide for the recovery of erroneously awarded compensation received by current or former executive officers in connection with a financial restatement, regardless of fault or misconduct. Notwithstanding any provision of the Plan to the contrary, the Company reserves the right, in its sole discretion, to adopt, terminate, suspend or amend any such clawback policy or requirement without consent of any Awardee.

20.          No Retention Rights. Neither the Plan nor any Award shall confer upon any Awardee any right to continue his or her relationship as a Service Provider with the Company for any period of specific duration or interfere in any way with his or her right or the right of the Company (or any Parent or Subsidiary employing or retaining the Awardee), which rights are hereby expressly reserved by each, to terminate this relationship at any time, with or without cause, and with or without notice.

21.          No Registration Rights. The Company may, but shall not be obligated to, register or qualify the sale of Shares under the Securities Act, the Hong Kong Listing Rules, the Singapore Listing Manual or any other Applicable Law. The Company shall not be obligated to take any affirmative action in order to cause the sale of Shares under this Plan to comply with any law.

22.          No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Parent or Subsidiary and an Awardee or any other person. To the extent that any Awardee acquires a right to receive payments from the Company or any Parent or Subsidiary pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company, a Parent, or any Subsidiary.

23.          No Rights to Awards. No Awardee, eligible Service Provider, or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of a Service Provider, Awardee, or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Awardee or with respect to different Awardees.

24.          Language. This document is prepared in English. The Chinese language translation, if any, is provided for reference only.  In the event there is any discrepancy between the two versions, the English version shall prevail.

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